February 14, 2014

U.S. Securities and Exchange Commission                            Via EDGAR
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Jennifer Thompson
Accounting Branch Chief

Re:    Big Lots, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 2, 2013
File No. 001-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our” and “Big Lots”) to the comments regarding the above-referenced filing contained in the letter from Jennifer Thompson of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 24, 2014. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response. Unless otherwise stated, references to years in our responses relate to fiscal years of Big Lots rather than calendar years.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.
We note the discussion beginning on page 22 indicating that your merchandising strategies to increase sales have been predominantly focused on increasing the average transaction value. However, you have not bridged the gap between the discussion of your strategy and your financial results by explaining how the execution of this strategy has impacted your results during the three years presented in your financial statements. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and

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necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release 33-8350 and Part III.A of SEC Release No. 33-6835. To make this discussion of key variables meaningful, you should generally quantify those which are quantitative factors and explain how changes in these metrics drove your results. For example, if average transaction value is a key metric reviewed by management, we would generally expect you to quantify it for each period presented and explain how it impacted the change in your net sales. If the changes in this metric are not consistent with changes in other key metrics related to your sales, we would also expect you to explain the reasons for these differences. For example, if average transaction value increased from 2011 to 2012, we would expect you to reconcile this to the fact that your comparable store sales declined from 2011 to 2012. After reviewing the Releases cited above, please explain to us how you will revise your analysis of results of operations.

Response: In May 2013, we transitioned the role of Chief Executive Officer from Steven S. Fishman to David J. Campisi. Under Mr. Fishman, we implemented and maintained the What’s Important Now (“WIN”) strategy with the objective of improving operating profit performance. As part of the WIN strategy, we employed merchandising strategies designed to increase sales by primarily focusing on increasing the average transaction value. Management, at the time, believed that an increase in the average transaction value would increase net sales most directly, and also reduce certain operational costs associated with unit counts and transaction costs. We attempted to increase the average transaction value by offering more and improved brand name merchandise, improving the quality of our opening price point products, and focusing promotions on items with higher unit retail prices. During the second half of 2011 and throughout 2012, our approach of focusing on the average transaction value did not achieve our goal of driving an increase in comparable store sales, which necessitated a change in strategy.

Under Mr. Campisi’s leadership, we reevaluated the WIN strategy and its emphasis on the average transaction value metric. Given the breadth of our merchandise categories and product offerings, we have determined that placing significant emphasis on individual metrics that underlie comparable store sales, such as average transaction value, does not effectively measure or drive long-term performance. For example, our core customer’s shopping behaviors and desires vary noticeably when she shops for food items as compared to discretionary baking items. More specifically, offering a higher quality bakeware item may drive our core customer’s behavior to purchase baking essentials. Therefore, by offering a better assortment of baking essentials to use in connection with the bakeware item, we may increase the transaction value on the initial purchase with the hopes of enticing our core customer to return for repeat sales of the baking essentials. The secondary sale may be at a lower transaction value, but the combined customer experience is the driver of comparable store sales. Based on our new management team’s conclusions regarding the WIN strategy, we developed a new merchandising strategy, which we refer to as “Edit to Amplify,” which is in the early implementation stage. The Edit to Amplify strategy changes the factors that management relies on to analyze and evaluate our business. As a result, in order to view the company through the eyes of management, it is important to understand our Edit to Amplify strategy. Under the Edit to Amplify strategy, we have shifted our focus to customer experience and the execution of the various strategies

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designed to improve comparable store sales within our merchandise categories, and we will measure each of our categories’ comparable store sales performance with the intent of improving our total company comparable store sales. We intend to address the following aspects of our new strategy in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K for the fiscal year ended February 1, 2014 (“2013 Form 10-K”):

•
The intent of our Edit to Amplify strategy is to exceed the expectations of our core customer, to whom we refer as Jennifer, by adopting a customer-first mentality and delivering a product assortment that both meets our core customer’s everyday needs and delivers excitement and surprises that cater to her discretionary purchases. The “Edit” component of our Edit to Amplify strategy focuses on continuously evaluating our product mix and downsizing, or potentially eliminating, those departments within our merchandise categories and product offerings which we believe are not top of mind with our core customer or with respect to which other discount retailers have a competitive advantage. The “Amplify” component of our Edit to Amplify strategy seeks to expand the assortment of those departments within our merchandise categories and product offerings important to our core customer’s shopping experience and with respect to which we believe we have a competitive advantage in pricing or sourcing relevant merchandise. The goal of exceeding our core customer’s expectations will be driven by the quality and ease of the shopping experience and the delivery of a product assortment that is meaningful to our core customer.

•
In the fourth quarter of 2013, we made important changes to our merchandising team to execute our new strategy and we restructured our merchandise categories to: Food, Consumables, Hard Home, Soft Home, Home Décor & Furniture, Seasonal, and Electronics & Accessories. We believe the restructured merchandise categories better align our business with how our core customer shops our stores. These categories place differing emphasis on essential items (needs) and discretionary items (wants). Food and Consumables will focus primarily on catering to our core customers’ daily essentials, including health and beauty, paper and pet products. Hard Home and Soft Home will focus primarily on catering to our core customers’ cooking and living essentials, such as tabletop, bedding, and bath, as well as their home-related discretionary items, such as small appliances and accents. Home Décor and Furniture’s primary focus will be our core customers’ home furnishing needs, such as mattresses and upholstery, as well as discretionary items, such as décor and lighting. Seasonal and Electronics & Accessories will primarily cater to our core customers’ discretionary purchases, such as patio furniture and Christmas trim.

•
In connection with implementing our Edit to Amplify strategy and realigning our merchandise categories, we determined that the key factor or metric to measure and understand our performance is comparable store sales by merchandise category. By focusing on comparable store sales by merchandise category, we believe we can focus our merchandising team on the execution of broader programs that promote sales growth

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rather than constrain them with the expectation of driving an underlying metric. Additionally, we believe by shifting our focus to comparable store sales by merchandise category, we will foster more flexible and adaptable approaches to catering to our core customer’s needs and grow total company comparable store sales. For example, in our Food category, we determined that we were not offering our core customer the appropriate level of convenience in her shopping experience; therefore, we decided to expand the roll-out of our coolers and freezers program to provide the refrigerated and frozen food product offerings that our core customer expects when shopping for Food and Consumables items. Additionally, in our Home Décor & Furniture category, we concluded that we were not providing an adequate financing solution to assist our core customer in completing the larger purchases that she may have desired. In response to this conclusion, we are working to implement a chain-wide roll-out of a new lease-to-purchase program which is intended to provide our core customer with a convenient source of financing to complete, and potentially expand, her purchases in our Home Décor & Furniture category. When we concluded that our core customer does not shop our stores to purchase products associated with our former Hardlines & Toys category, which included items such as automotive, paint, and home repair offerings, we “Edited” the majority of these offerings out of our stores.

In future filings, we intend to discuss and analyze our material programs and initiatives and how we anticipate those programs and initiatives will impact the comparable store sales performance of our merchandise categories. Where material, we will attempt to provide forward-looking guidance regarding our expectations for total company comparable store sales and identify and discuss the merchandise categories that we expect may materially impact, either positively or negatively, our total company comparable store sales.

We believe the disclosure concepts described above will better enable investors to assess our financial condition and results of operations and provide them an opportunity to look at our company through the eyes of our new management team. At the same time, we believe that focusing on total company comparable store sales and comparable store sales by merchandise category will avoid an unnecessary information overload that may otherwise result from disclosing a greater body of information that does not promote a more comprehensive understanding of our business. As a result, in the 2013 Form 10-K and other relevant future filings, we intend to provide: (1) an analysis of our business based on total company comparable store sales and comparable store sales by merchandise category; (2) an explanation of any material disconnect between total company comparable store sales and comparable store sales by merchandise category for each reported period; and (3) a table that discloses comparable store sales, and changes to comparable store sales, by merchandise category.

2.
We note a similar type of disclosure deficiency where you indicate that you have made considerable progress towards your goal of growing sales per selling square foot from 2005 to 2012, but you have not described in any detail how sales per selling square foot has impacted your results during the three years presented in your financial statements.

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Similar to comment 1, please explain to us how you will revise your analysis of results of operations around this metric.

Response: As discussed in our above response to comment 1, in connection with our change in leadership during 2013, we shifted our business strategy from our WIN strategy to our Edit to Amplify strategy. As a result, we also changed the key metrics that we focus on to evaluate our business and results of operations. The sales per selling square foot metric is not a focus of our new business strategy. Our new management team has concluded that our current average store size of approximately 21,500 to 22,250 selling square feet is the appropriate size to provide our core customers with a positive shopping experience and properly present our restructured merchandise categories. As such, management does not anticipate that our square footage by store will materially change in the foreseeable future, as we intend to focus our new store openings on stores of similar size. Accordingly, sales per selling square foot will effectively duplicate total comparable store sales performance. For this reason, we do not intend to discuss sales per selling square foot in future filings. Rather, we intend to focus on total company comparable store sales and comparable store sales by merchandise category in our discussion and analysis of our results of operations, which are the key metrics by which management now evaluates our operations.

3.
It appears that you changed your definition of comparable store sales during 2012. Specifically, we note your disclosure on page 26 when discussing 2012 results of operations as compared to 2011 that your “comparable store sales are calculated by using all stores that were open for at least fifteen months.” This differs from your disclosure on page 29 when discussing 2011 results of operations as compared to 2010 where you note that your “comparable store sales were calculated by using all stores that were open for at least two fiscal years.” Please tell us why you believe it provides meaningful information to your investors to analyze the change in comparable store sales for 2012 versus 2011 using a different calculation of comparable store sales than that seen in your analysis of the change in comparable store sales for 2011 versus 2010. It appears that in order for your investors to evaluate trends in comparable store sales over time, you would need to provide the same calculation of comparable store sales for all periods presented. Tell us how you considered analyzing the change in comparable store sales for 2011 versus 2010 using the new definition of comparable store sales.

Response: In 2011, we analyzed the comparable store sales reporting practices used in the discount retailing industry. Our analysis revealed that our practice of including stores open for at least two fiscal years in our comparable store calculation differed from the shorter period of time which is the customary practice of other discount retailers. To be more consistent with the practices of other discount retailers and to facilitate a more consistent evaluation by investors, management decided, after consultation with members of our board of directors, to modify our comparable store sales reporting practice to require that stores be open for at least 15 months to be included in the comparable store calculation. In making this decision, we evaluated the impact of the change on the comparability of our comparable store sales for prior reporting periods. The impact of the change was less than 0.1% when comparing (1) our 2010 results with

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our 2009 results and (2) our results through the first three quarters of 2011 with our results for the comparable period in 2010. Having already reported results for a portion of 2011 under our then-current practice, we decided to implement the change at the beginning of 2012.

During our earnings release conference call on March 2, 2012 for the fourth quarter of 2011, we announced (1) our intention to move from a two-year to a 15-month method to calculate comparable store sales commencing in the first quarter of 2012 and (2) that the change would not have a material impact on the comparability of our comparable store sales for 2011 compared to 2010. The transcript of the earnings release conference call was attached as an exhibit to the Current Report on Form 8-K that we filed with the Commission on March 7, 2012. Because the change in the method we use to calculate comparable store sales did not have a material impact on the comparability of our comparable store sales for 2011, we determined it was more appropriate to keep the disclosure of our results of operations for 2011 compared to 2010 in our Annual Report on Form 10-K for 2012 consistent with the disclosure previously included in our Annual Report on Form 10-K for 2011. In connection with the preparation of our Form 10-K for 2012, we confirmed that the change in practice also did not materially impact the results that would otherwise have been reported for 2012 had we not changed our practice.

4.
We note that fiscal 2012 contained an additional week as compared to fiscal 2011 and fiscal 2010. We further note that your analysis of results did not quantify the impact of the additional week on your results for fiscal year 2012. For example, you indicate on page 20 that fiscal year 2012 consolidated net sales increased 3.8% over the prior year; however, if your fourth quarter sales are pro-rated for the extra week, it appears that fiscal year 2012 sales would have increased 1.4% over the prior year. Similarly, we note your fiscal year 2012 consolidated operating profit decreased 13.6%; however, if your fourth quarter operating profit is pro-rated for the extra week, it appears that fiscal year 2012 operating profit would have decreased 17.7%. Fiscal years that contain 53 weeks should generally include a quantified analysis of the impact of the extra week on the comparability of your results. We believe this will enable your investors to more clearly understand the underlying drivers behind variations in your results as well as discuss an irregular accounting period that occurs consistently throughout your history. Please revise future filings for this matter.

Response: In our future filings relating to fiscal years that contain 53 weeks, we will include a quantified analysis of the impact of the extra week on the comparability of our results.

5.
We note the updated fiscal 2013 guidance provided in the earnings release furnished in your Form 8-K filed on December 9, 2013. Please ensure that your upcoming Form 10-K provides investors with management’s insights into the underlying factors driving the continued decline in your US Segment’s comparable store sales. In this regard, it does not appear that simply discussing which merchandise categories experienced increases or decrease in sales provides your investors with enough context around your results that they can predict the likelihood that past trends of declining comparative store sales are indicative of future results. As suggested above, you may wish to discuss other metrics that

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management monitors, such as number of transactions, average transaction value, or trends in store size, and provide management’s insight into the underlying factors driving changes in these metrics to provide your investors with a better view of the company through the eyes of management.

Response: In our future filings, we intend to provide quantitative and qualitative analysis regarding the underlying factors that are driving changes in our comparable store sales by merchandise category and how those changes are impacting our total company comparable store sales. This analysis will discuss how key initiatives designed to advance our Edit to Amplify strategy are impacting our comparable store sales by merchandise category, which will provide context to, and promote an understanding of, our operating results. We will describe and provide analysis of known trends or uncertainties that have had or that we reasonably expect to have a material impact on our results of operations. Additionally, we will provide forward-looking guidance regarding our expectations for total company comparable store sales and identify and discuss the merchandise categories that we expect may materially impact, either positively or negatively, our total company comparable store sales.

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As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended February 2, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Big Lots, I thank you for your consideration of our responses. We have sought to respond to all of your comments and, as indicated above, will incorporate responsive disclosure into our future filings. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6800.

Sincerely,

/s/ Timothy A. Johnson

Timothy A. Johnson
Senior Vice President and
Chief Financial Officer